UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Announcement of payment of dividends

Autonomous City of Buenos Aires, May 2, 2019

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.:	Relevant information – Announcement of payment of dividends

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that in accordance with the resolution of the Annual Ordinary Shareholders Meeting held on April 26, 2019 and approved today by the Board of Directors, cash dividends will be distributed to Shareholders in the amount of P$ 303,000,000.00 as from May 15, 2019.

The amount to be distributed is equivalent to 66.342279631% of the outstanding capital and the nominal value of its representative shares or P$0.66342279631 per outstanding share or P$3.31711398155 per ADS. The total amount of dividends to be distributed has its origin in results for the year ended on December 31, 2018.

The Record Date of the dividend payment is May 14, 2019. Payment will be made through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina), from 10.00 am to 3.00 pm, in accordance with the Listing Rules of Bolsas y Mercados Argentinos (BYMA). ADS Holders will receive their payment through the Depositary Bank, The Bank of New York Mellon.

The distribution is not subject to the 35% withholding provided under the section immediately following section 69 of the Income Tax Law, since dividends distributed are not greater than the income determined according to the application of the Income Tax Law.

It is important to remark that the Company will comply with the publication of the respective payment notice in accorance with the requirement of the Markets in which the Company is listed.

Yours faithfully,

Alternate Head of Market Relations
Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 2, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer